U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/ /  Form 3 Holdings Reported

/X/  Form 4 Transactions Reported.

1.   Name and Address of Reporting Person*

     Tolworthy      Thomas            A.
     (Last)         (First)        (Middle)

     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
     (Street)

     New York       New York       10011
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc.           Symbol = BKS

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     01/99

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     / /  Director                           / /  10% Owner
     /X/  Officer (give title below)         / /  Other (Specify below)

     Vice President and President of Barnes & Noble Booksellers, Inc.

7.   Individual or Joing/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                                                                          Bene-
                                                                                          ficially     6. Owner-
                                                         4.  Securities Acquired (A)      Owned at        ship
                                2. Trans-                    or Disposed of (D)           End of          Form:
                                   action                    (Instr. 3, 4 and 5)          Issuer's        Direct       7. Nature of
                                   Date     3. Trans-    ---------------------------      Fiscal          (D) or          Indirect
                                   Month/      action                (A)                  Year            Indirect        Beneficial
1.  Title of Security              Day/        Code       Amount     or      Price        (Instr.         (I)             Ownership
    (Instr.3)                      Year)    (Instr. 8)               (D)                  3 and 4)        (Instr. 4)     (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------

Common Stock                     11/24/98      M           40,000(1)  A     $12,1875(1)
Common Stock                     11/24/98      S           40,000     D     $27.970781       -0-


* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly of indirectly.

                                                      (Print or Type Responses)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-                    ative Securities           and Expiration Date
                                          Exercise      action                    Acquired (A) or            (Month/Day/Year)
                                          Price of      Date     4. Trans-        Disposed of (D)         -----------------------
                                          Deriv-        (Month/     action        (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/        Code       -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)       (Istr. 8)        A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)             $34.75         3/3/98         A         16,214                      (2)          3/2/08
Stock Option (Right to Buy)             $12.1875(1)    11/24/98       M         40,000(1)                   (3)          1/16/06




                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                        7. Title and Amount of Underlying                    Securities       Derivitave
                           Securities (Instr. 3 and 4)                       Benefi-          Direct       11. Nature of
                        ---------------------------------  8. Price of       cially           (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Year          (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option (Right to
  Buy)                   Common Stock             16,214
Stock Option (Right to
  Buy)                   Common Stock             40,000(1)                  156,280(4)          D

Explanation of Responses

(1)  These options originally related to 20,000 shares of Common Stock at an exercise price of $24.375 per share, and were reported as such.  The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the Issuer on September 22, 1997.

(2)  One-fourth of these options become exercisable on March 3 of each of the years 1999 through 2002.

(3)  13,333 of these options became exercisable on January 16, 1997 and 26,667 of these options became exercisable on January 16,
     1998.

(4)  Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the
     Issuer's Common Stock, and reflects the two-for-one stock split effected by the Issuer on September 22, 1997.

By:  /s/ Thomas A. Tolworthy                 Date:     March 11, 1999
     -------------------------------                --------------------
     **Signature of Reporting Person
     Thomas A. Tolworthy


**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.